11-00371

Form G-FIN/A

[redacted]

11023151

FR G-FIN
OMB No. 7100–0224
Average hours per response: 1.0
Approval expires March 31, 2007

| OFFICIAL USE |
|---|
| 862996 |

RECEIVED FEB 22 2010 Credit & Market Risk

## Notice of Government Securities Broker or Government Securities Dealer Activities To Be Filed by a Financial Institution Under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):
   - A. [✓] Comptroller of the Currency
   - B. [ ] Board of Governors of the Federal Reserve System
   - C. [ ] Federal Deposit Insurance Corporation
   - D. [ ] Office of Thrift Supervision
   - E. [ ] Securities and Exchange Commission

2. Conducts business as:
   - A. [ ] Government Securities Broker
   - B. [ ] Government Securities Dealer
   - C. [✓] Government Securities Broker and Dealer

3. Filing status of notice:
   - A. [ ] Notice
   - B. [✓] Amendment

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 08 2011
02 REGISTRATIONS BRANCH

4. A. Full name of the financial institution:
   AMEGY BANK NATIONAL ASSOCIATION

   B. Address of principal office of financial institution:
   4400 POST OAK PARKWAY HOUSTON TX 77027

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   D. Mailing address if different from (B) or (C):

   E. Name, title and telephone number of contact person with respect to this notice:

| Name | Title | Telephone |
|---|---|---|
| JOHN TIMOTHY SNIDER, JR | SENIOR VICE PRESIDENT | (713) 232-1725 |

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. [✓] Yes B. [ ] No

   (If yes, provide addresses and describe activities.)

   4400 POST OAK PARKWAY HOUSTON TX 77027 CRD# 213857
   4576 RESEARCH FOREST DRIVE THE WOODLANDS TX 77381 CRD# 134922
   2501 N HARWOOD DALLAS TX 75201 CRD# 229547